Exhibit 99.3

ARRIS RESOURCES INC.
1250 West Hastings Street
Vancouver, BC
V6E 2M4

SUPPLEMENT TO THE MANAGEMENT INFORMATION CIRCULAR OF ARRIS RESOURCES INC. DATED NOVEMBER 5, 2009

This supplement dated December 11, 2009 (the "Supplement") to the management information circular (the "Circular") of Arris Resources Inc. (the "Company") dated November 5, 2009, together with a supplemental form of proxy (the "Supplemental Proxy"), collectively (the "Supplemental Meeting Materials") are furnished in connection with the solicitation of proxies by management of the Company for use at the special meeting (the "Meeting") of shareholders of the Company to be held on December 8, 2009 and to be adjourned to January 5, 2010 (the “Adjourned Meeting”) for the purpose of the consideration of the creation of Class “B” preferred shares. The Meeting, originally scheduled for December 8, 2009, will be adjourned in order to permit shareholders sufficient time to review this Supplement and to consider and evaluate the special business set forth herein.

The Meeting will be adjourned to permit the Company to place before the shareholders a special resolution approving an amendment to the authorized share structure of the Company by altering its Articles and Notice of Articles to provide for the creation of an unlimited number of Class “B” preferred shares without par value, issuable in series. (the “Amendment”).

This Supplement should be read together with the matters set forth in the Circular.

RECORD DATE

As more particularly set forth in the Circular, only shareholders of record as at November 6, 2009 will be entitled to vote at the Adjourned Meeting and will receive the Supplemental Meeting Materials.

VOTING OF PROXIES

Registered shareholders of the Company unable to attend the Adjourned Meeting are requested to date, sign and return the Revised Proxy and deliver it in accordance with the instructions set out in the Supplemental Proxy and in the Circular. If you are a non–registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary. Failure to do so may result in your shares of the Company not being voted at the Meeting.

BY VOTING THE SUPPLEMENTAL PROXY, YOU WILL NOT REVOKE ANY PREVIOUSLY SUBMITTED PROXY OR PROXIES IN CONNECTION WITH THE MEETING AS THIS PROXY ONLY DEALS WITH THE SPECIAL RESOLUTION TO CREATE PREFERRED SHARES.

PARTICULARS OF MATTERS TO BE ACTED UPON

Alteration of Authorized Share Structure – Creation of Class “B” preferred shares

Shareholders of the Company will be asked at the Meeting to consider, and if thought fit, to pass the special resolution in this Supplement authorizing the alteration of the Company's Notice of Articles and Articles to amend the authorized share structure of the Company to include the creation of an unlimited number of Class “B” preferred shares without par value, issuable in series.

The Notice of Articles and Articles of the Company currently provide for an authorized share structure consisting of an unlimited amount of common shares without par value. It is proposed that the Notice of Articles and Articles of the Company be altered such that the authorized share structure of the Company will also include an unlimited number of Class “B” preferred shares without par value, issuable in series, having such rights and restrictions as shall be set out in the Company’s Articles.

When issued, the Class “B” preferred shares, as a class will rank in priority to the common shares with respect to the payment of dividends and any return on capital in the event of the liquidation, dissolution or winding up of the Company.

Management of the Company believes that authorizing the Class “B” preferred shares in series, and having such Class “B” preferred shares available for issue by the directors, will permit the Company to respond quickly to other financing and acquisition opportunities and will give the Company greater flexibility with respect to its business dealings with third parties.

Special Rights and Restrictions Attached to the Class “B” preferred shares

Pursuant to the special rights and restrictions attached to the Class “B” preferred shares, the Company may, by directors' resolution or ordinary resolution, in each case as determined by the directors: (a) determine the maximum number of shares of any of those series of Class “B” preferred shares that the Company is authorized to issue, determine that there is no such maximum number or alter any determination made in relation to a maximum number of those shares; (b) create an identifying name by which the shares of any of those series of Class “B” preferred shares may be identified or alter any identifying name created for those shares; and (c) attach special rights or restrictions to the shares of any of those series of Class “B” preferred shares or alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the series of Class “B” preferred shares by the Articles of the Company. Where these alterations, determinations or authorizations are to be made in relation to a series of Class “B” preferred shares of which there are issued shares, such alteration must be made by special resolution of the shareholders of the Company and a separate special resolution of the holders of that series.

At the Adjourned Meeting, the shareholders of the Company will be asked to approve a special resolution in or substantially in the following form:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

Arris Resources Inc. (the "Company"), be, and is hereby, authorized to amend the authorized share structure of the Company by altering its notice of articles and articles to provide for the creation of a new class of preferred shares, which shall be designated as "Class “B” preferred shares".;

2.	the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class “B” preferred shares are as follows:

(a)

the Class “B” preferred shares may at any time from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of the Company, including, without limitation:

	(i)	the rate, amount or method of calculation of dividends, if any, and whether the same are subject to adjustment and whether such dividends are cumulative, partly cumulative or non-cumulative;

	(ii)	the date, manner and currency of payments of dividends and the dates from which they accrue or become payable;

	(iii)	if redeemable or purchasable, the redemption or purchase prices and terms and conditions of redemption or purchase, with or without provision for sinking or similar funds;

	(iv)	the voting rights, if any;

	(v)	any conversion, exchange or reclassification rights; and

	(vi)	any other terms not inconsistent with these provisions;

the whole subject to the receipt by the Director appointed under the Business Corporations Act (British Columbia) of articles of amendment designating and fixing the number of Class “B” preferred shares in such series and setting forth the rights, privileges, restrictions and conditions attaching thereto and the issue by the director of a certificate of amendment with respect thereto; and

(b)
the directors of the Company shall, subject as hereinafter provided, by resolution duly passed before the issue of the Class “B” preferred shares of each series, fix the designation, rights, privileges, restrictions and conditions to be attached to the Class “B” preferred shares of such series;

3.

any one director or officer of the Company be and is hereby authorized and directed, for and in the name of and on behalf of the Company, to take all such action, do all such things, enter into, execute (whether under the corporate seal of the Company or otherwise) and to deliver or cause to be delivered all such agreements, instruments, certificates and other documents and to do all such other acts and things as he may in his sole discretion determine to be necessary or advisable in connection with or to give effect fully to the matters referred to in the foregoing resolutions, or any of them, or in respect thereof, and the execution of any such document or the doing of any such act or thing to constitute conclusive evidence of such determination, and to the extent that any such document was executed or any act or thing was done prior to the date hereof, the execution of such documents and the doing of such acts or things be, and are hereby, approved, ratified and affirmed;

4.

notwithstanding that these resolutions has been passed by the shareholders of the Company, the directors of the Company are hereby authorized to revoke this resolution before it is acted on, without further approval of the shareholders in that regard; and

5.

these resolutions may be executed in several parts in the same form and by facsimile or email transmission and such parts as so executed shall together constitute one original document, and such parts, if more than one, shall be read together and construed as if all the signing parties had executed one copy of the said resolutions.

The Company is entitled not to proceed with the creation of the Class “B” preferred shares, without further shareholder approval, at any time prior to the filing of the Notice of Alteration with the Registrar of Companies under the Business Corporations Act (British Columbia) in respect of the creation of the Class “B” preferred shares.

In order for this resolution to be effective, it must be passed by two-thirds of the votes cast by the shareholders of the Company who vote on the resolution.

Management unanimously recommends that shareholders vote in favour of the resolution authorizing the Amendment. Unless otherwise instructed in the Supplemental Proxy to the contrary, the persons named in the accompanying Supplemental Proxy intend to vote for the approval of the Amendment.

APPROVAL OF SUPPLEMENT

The undersigned hereby certifies that the contents and the sending of this Supplement have been approved by the directors of the Company.

DATED at Vancouver, British Columbia, this 11th day of December, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF ARRIS RESOURCES INC.

“Harpreet Janda”
Corporate Secretary